Exhibit 99.3

                                                                             ARA
                                                 [GRAPHIC OMITTED]        LISTED
                                                                            NYSE


[GRAPHIC OMITTED]

ARACRUZ


           ARACRUZ IS NOW 'INVESTMENT GRADE' ALSO IN FOREIGN CURRENCY


(Sao Paulo, November 4, 2005) - Aracruz Celulose (NYSE: ARA) announces that Standard & Poor's Ratings Services has raised the foreign currency corporate credit rating from "BB-" to an investment grade "BBB-". This puts Aracruz's foreign currency rating on a par with the company's local currency corporate credit rating, which is superior to Brazil's sovereign rating.

According to Aracruz's Chief Financial Officer, Isac Zagury, "Such an investment grade rating, awarded by an independent specialized institution like Standard & Poor's, which we already had in local currency and now have in foreign currency too, represents a new standard, emphasizing that the discount rate for Aracruz Celulose should be lower than that applied to sovereign risk. It will certainly have a positive impact on the company's market capitalization".

This latest demonstration of international recognition bolsters the global position of Aracruz, the world's leading producer of eucalyptus pulp and one of Brazil's largest net exporters.


     For more information, please contact our Investor Relations Department:

                             TEL: (55-11) 3301 4131
                             FAX: (55-11) 3301 4274
                          E-MAIL: invest@aracruz.com.br